Bridgetown 2 Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

VIA EDGAR

December 31, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Todd K. Schiffman

Re:	Bridgetown 2 Holdings Ltd Draft Registration Statement on Form S-1 Submitted November 20, 2020 CIK No. 0001831236

Dear Mr. Schiffman:

Bridgetown 2 holdings Ltd (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 16, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on November 20, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Submitted November 20, 2020

Signatures. Page II-4

1.	Please ensure that the registration statement is signed by your authorized representative in the United States, as required by Instruction 1 to Signatures on Form S-1.

We confirm that the registration statement, when filed, will be signed by our authorized representative in the United States.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Wong
Daniel Wong, Chief Executive Officer
Bridgetown 2 Holdings Ltd